NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology Closes Final Tranche Of Private Placement

Rochester, NY — (November 24, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed the second and final tranche of its proposed non-brokered private placement as announced on October 16, 2017. Gross proceeds of CDN$173,980 were raised through the sale of 1,449,833 units at a price of CDN$0.12 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at CDN$0.15 for a period of 36 months.

No finder’s fees were paid in association with the final tranche. All securities issued in the final tranche are subject to a hold period in Canada expiring on March 22, 2018.

The private placement was oversubscribed. An aggregate of 2,699,833 units were issued over the two tranches of the placement, generating aggregate gross proceeds of CDN$323,980. Finder’s fees of $10,500.00 and 87,500 warrants (issued on the same terms as the units) were paid. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

# # # # #

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.